Mandalay Digital Group, Inc.

2811 Cahuenga Blvd. West

Los Angeles, CA 90068

August 30, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Division of Corporation Finance

Re:	Mandalay Digital Group, Inc.
Withdrawal of Registration Statement on Form S-1
Filed on July 9, 2012
File No. 333-182575

Ladies and Gentlemen:

On behalf of Mandalay Digital Group, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-182575), as initially filed with the Securities and Exchange Commission (“Commission”) on July 9, 2012 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement, which related to registering certain shares of stock held by the Company’s stockholders for purposes of re-sale, because it elects to instead register these shares under Form S-3, which it intends to do concurrently with submission of this request for withdrawal. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Ben D. Orlanski, Esq. of Manatt, Phelps & Phillips, LLP, via email at borlanski@manatt.com or via facsimile at (310)-312-4224.

Should you have any questions regarding this request for withdrawal, please contact Ben D. Orlanski of Manatt, Phelps & Phillips, LLP by telephone at (310) 312-4126.

Very truly yours,

/s/ Lisa Lucero

Lisa Lucero
Principal Financial Officer

cc:

Peter Adderton, Chief Executive Officer
Mandalay Digital Group, Inc.

Ben D. Orlanski, Esq.
Manatt, Phelps & Phillips, LLP